EXHIBIT 99.1

February 7, 2017	News Release 17-02

Pretivm Launches Offering of Convertible Senior Subordinated Notes

VANCOUVER, British Columbia – February 7, 2017 – Pretium Resources Inc. (TSX/NYSE: PVG) (“Pretivm” or the “Company”) announced today that it is offering US$90,000,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”) pursuant to private placement exemptions. The Company intends to use the net proceeds of the offering for working capital during start-up of the Brucejack mine and for general corporate purposes.

Pretivm expects to grant the initial purchasers of the Notes an option to purchase up to an additional US$10,000,000 aggregate principal amount of Notes at any time on or before the 30th day after the initial closing of the offering.

The final terms of the offering will be determined by Pretivm and the initial purchasers. The Notes will bear cash interest semi-annually at a fixed rate and be convertible by holders into Pretivm shares at an initial conversion price higher than the closing share price on the day the offering is priced.  Pretivm currently expects that the Notes will be redeemable by Pretivm in certain circumstances and Pretivm also expects that holders may require Pretivm to repurchase their Notes upon the occurrence of certain events.

The offering of Notes is expected to close, subject to market conditions and the satisfaction of closing requirements, on or about February 14, 2017.

The Notes, and the common shares into which the Notes are convertible (the "Shares"), have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or qualified by a prospectus in Canada.  The Notes and the Shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act.  The Notes will be offered only to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

For further information contact:

Joseph Ovsenek	Troy Shultz
President and CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
(877) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Regarding Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, the proposed offering, the terms of the Notes, the over-allotment option, if any, the proposed closing of the offering, and the anticipated use of proceeds. Wherever possible, words such as “plans”, “expects”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks relating to the need to satisfy the conditions set forth in the purchase agreement for the Notes, the need to satisfy regulatory and legal requirements with respect to the offering and those risks identified in Pretivm's Annual Information Form dated March 28, 2016 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

2